Athersys, Inc.
3201 Carnegie Avenue
Cleveland, Ohio 44115-2634
January 20, 2011
Correspondence Filing Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Jim Rosenberg, Senior Assistant Chief Accountant Melissa N. Rocha, Branch Chief Christine Allen, Staff Accountant

Re:	Athersys, Inc. Form 10-K for the Year Ended December 31, 2009 Form 10-Q for the Quarter Ended September 30, 2010 File No. 001-33876
Ladies and Gentlemen:
Athersys, Inc., a Delaware corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 11, 2011 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “Form 10-K”) and the Company’s Form 10-Q for the quarter ended September 30, 2010 (the “Form 10-Q”).
Below are the Company’s responses. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response.
Form 10-K for the Year Ended December 31, 2009
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Liquidity and Capital Resources, page 40

Securities and Exchange Commission
January 20, 2011

1.
Comment: You disclose on page 33 that you rely upon dividends and other payments from ABT Holding Company to generate the funds to make dividend payments. You further discuss that ABT Holding has no obligation to make payments to you. Revise your liquidity section to state that your ability to fund operations is dependent on the results of operations of ABT Holding Company and their ability to provide cash. Also, disclose if any dividends, loans or other distributions from your subsidiaries are in fact subject to material contractual, restrictive governmental regulations or other restrictions and if so, disclose the nature of those restrictions.

Response: In future filings, the Company will revise its liquidity section to disclose the additional information referenced in comment 1 regarding the Company’s dependency on the results of operations of ABT Holding Company and their ability to provide cash. There are no restrictions, government regulations or material contractual arrangements that restrict the ability of ABT Holding Company from making distributions, loans or from paying dividends to us. The following is an example of the type of additional disclosure the Company would expect to include in future filings.
Liquidity and Capital Resources
Our sources of liquidity include our cash balances and available-for-sale securities. At December 31, 2009, we had $11.2 million in cash and cash equivalents and $15.2 million in available-for-sale securities. Athersys has primarily financed its operations through private equity and debt financings that have resulted in aggregate cumulative proceeds of approximately $200 million. We conduct all of our operations through our subsidiary, ABT Holding Company. Consequently, our ability to fund our operations depends on ABT Holding Company’s financial condition and its ability to make dividend payments or other cash distributions to us. There are no restrictions such as government regulations or material contractual arrangements that restrict the ability of ABT Holding Company to make dividend and other payments to us.
Notes to Consolidated Financial Statements. page 53
B. Accounting Policies. page 51
Revenue Recognition. page 55
2.	Comment: It appears that the collaboration agreement with Pfizer has the following deliverables:
•	The grant of a license and access to your technology;
•	Performance of research & development services;
•	Royalties; and
•	Manufacturing services;

Securities and Exchange Commission
January 20, 2011

You disclose on page 66 that “these deliverables should be combined into a single unit of accounting.” Please clarify in your disclosure your revenue recognition policy for each of the deliverables under this agreement. Your response and revised disclosure should also discuss any required participation in a joint steering committee and your accounting for this obligation. Your agreement filed as Exhibit 10.42 includes a provision that you must establish a Joint Steering Committee to oversee and coordinate the parties’ responsibilities and activities in accordance with the agreement.
Response: The Company’s deliverables under the Pfizer agreement include the grant of a license to access the Company’s technology, performance of research & development services (“R&D support”) and the performance of manufacturing services. The Company will also participate on a joint steering committee with Pfizer. Any royalties that are received by the Company in subsequent years are connected to future product sales by Pfizer and do not constitute a deliverable under the arrangement, which the Company will clarify in future filings.
The Company concluded that the licensee fee, R&D support and the performance of manufacturing services represent one bundled unit for revenue recognition purposes because the Company could not demonstrate vendor specific objective and reliable evidence or reliable third party evidence of the fair value of the undelivered items under the overall contractual arrangement (the R&D support and the performance of manufacturing services represented undelivered elements at the time that the license fee was received from Pfizer).
There is no predominant deliverable within the bundled unit referenced above. Accordingly, the Company used the longest performance period that was applicable for all three deliverables and is recognizing revenue for the licensee fee, R&D support and manufacturing services over that identified period. The deliverable with the longest performance period is the R&D support, which is being completed ratably from contract inception into 2012 (the “performance period”). Revenue from manufacturing services is also being recognized over the performance period as services are performed.
The Company evaluated its participation rights on a joint steering committee (“JSC”) with Pfizer under the Pfizer agreement. Upon evaluation of the respective rights and responsibilities of the Company and Pfizer on the JSC, the Company determined that its participation on the JSC is a negotiated Company benefit, as opposed to a substantive performance obligation. The Company’s activities on the JSC are general governance-type activities not requiring any unique skills, expertise, or a specific level of participation and therefore are not representative of a substantive deliverable or performance obligation under the overall agreement with Pfizer. There are no specific activities or obligations for which the Company’s failure to perform would result in its loss of the license fee under the contract because participation rights and related performance obligations are very subjective in nature. Accordingly, it is the Company’s position that participation rights under the JSC are a negotiated Company entitlement and not a substantive performance obligation under the contract.
The following is an example of the type of additional disclosure the Company would expect to include in future filings.

Securities and Exchange Commission
January 20, 2011

We evaluated the facts and circumstances of the agreement to determine whether the Pfizer agreement had obligations constituting deliverables and concluded that it had multiple deliverables, including deliverables relating to the grant of a license and access to our technology, performance of research and development services, and performance of certain manufacturing services, and concluded that these deliverables should be combined into a single unit of accounting, and further concluded that our participation on a joint steering committee was primarily for governance—type activities and did not represent a substantive obligation or deliverable. We will recognize the license and technology access fee and research and development funding ratably on a straight-line basis over the estimated performance period, which began in December 2009 and is estimated to be completed in 2012, and will recognize manufacturing revenue as the services are performed over the performance period. Prepaid license and technology access fee and prepaid research and development funding is recorded as deferred revenue and is amortized on a straight-line basis over the performance period.
3.
Comment: Clarify whether or not the $6.0 million up-front license fee from Pfizer is non-refundable. To the extent the fee is refundable, please disclose the terms upon which you would have to refund this fee and how you considered this in your accounting for the up-front payment.

Response: The $6.0 million license fee from Pfizer is non-refundable and the Company will state in future filings that the fee is non-refundable.
4.
Comment: You state on page 66 that you will recognize the up-front license fee over the estimated performance period, which you estimate to be completed in 2012. It appears that in the agreement with Pfizer, they may elect, in their sole discretion, to extend the research term. Clarify whether or not the extension of the research program was taken into account when determining the estimated term over which you amortize the upfront fee from Pfizer.

Response: The Company is recognizing the revenue for the up-front license fee over the estimated performance period, to be completed in 2012. This is the period in which the Company is required to perform services, including research support and manufacturing services. The Company evaluated the potential extension of the research term at Pfizer’s election, and concluded that Athersys has no obligation to provide research support or to manufacture for Pfizer after the initial research period is concluded. In the event that Pfizer elects to extend the research term in its sole discretion, it does not obligate the Company to extend its research support or manufacturing services. Any extension of the research term by Pfizer is subject to the Company’s agreement to another negotiated extended research plan pursuant to the terms of the agreement.
Form 10-Q for the Quarter Ended September 30,2010
Note 6. Collaboration Agreements and Revenue Recognition, page 9
RTl Biologics, Inc.

Securities and Exchange Commission
January 20, 2011

5.
Comment: Please disclose if the collaboration term, for which the registrant has responsibilities and obligations in accordance with the agreement, is expected to be completed in the third quarter of 2011 as disclosed in Note 6. In this regard, you disclose that you are recognizing the license fee over the estimated performance period, which is expected to be completed in the third quarter of 2011, however the agreement filed as an exhibit to your Form 10-Q has a term of the longer of 5 years from date of execution, 2 years after the last sale or distribution, or active life of patents. Please clarify what is expected to be completed in the third quarter of 2011 and how your amortization period of the license fee is appropriate.

Response: The Company has made a typographical error in Note 6 of the Form 10-Q for the quarter ended September 30, 2010. The performance period is expected to be completed in the fourth quarter of 2011, not the third quarter of 2011. The fourth quarter is used in the Company’s monthly calculations of recognized revenue, but was mistyped in Note 6. The Company will correct this typographical error in future filings.
The collaboration with RTI varies from the Company’s primary focus of the development and commercialization of MultiStem for the treatment of certain diseases and conditions, and allows for the utilization of already-developed stem cell technologies in a new area, i.e., the orthopedic market. The Company has specific responsibilities and obligations in the RTI collaboration that were negotiated and approved by both parties, culminating in a specific work plan with assigned responsibilities for which the Company has a Confidential Treatment Order that was issued by the Commission on December 20, 2010 and expires on September 10, 2020. Such responsibilities of the Company are not overly complex and cease after the technology is developed to the point where RTI can work independently of the Company. It is probable that Athersys will complete all substantive responsibilities and obligations under the contract no later than the fourth quarter of 2011. After that point in time, it is estimated that the Company will no longer be providing any substantive services or deliverables to RTI.
6.
Comment: Please disclose the period over which you are to provide technical assistance to RTI as defined in the agreement and what consideration was given to the technical assistance period in determining the length of time to ratable recognize the upfront payment as this appears to be a continuing obligation of the registrant.

Response: As described in the Company’s response to comment 5, the Company is providing technical assistance to RTI that is estimated to be completed no later than the fourth quarter of 2011, after which such time, the Company will no longer be providing any substantive services or deliverables to RTI.
7.
Comment: You disclose the license fee from RTI is $3 million that will be paid in three installments. Your filed agreement states that the license fee is $5 million to be paid in five installments. Please clarify the amount of the upfront license fee, when you expect to be paid the remaining $2 million of the $5 million and how you have accounted for the remaining $2 million to be received in your financial statements.

Response: The RTI collaboration includes $5.0 million in license fees, of which $3.0 million is guaranteed and $2.0 million is contingent on certain milestone events. The Company considered these fees and determined that the $3.0 million will be recognized over the performance period and the $2.0 million will be recognized when the milestones occur. Under the Confidential Treatment Order that was issued by the Commission on December 20, 2010 and expires on September 10, 2020, the milestone events are granted confidential treatment. In future filings, the Company will clarify its disclosure regarding the distinction of the $5.0 million license fee and its accounting for the $2.0 million fees. The following is an example of the type of additional disclosure the Company would expect to include in future filings.

Securities and Exchange Commission
January 20, 2011

In September 2010, we entered into an agreement with RTI, a provider of orthopedic and other biologic implants, under which we provided RTI a license to our Multipotent Adult Progenitor Cell (“MAPC”) technologies to enable RTI to develop and commercialize MAPC technology-based biologic implants exclusively for certain orthopedic applications in the bone graft substitutes market. Under the terms of the agreement, we will receive a $5 million license fee in installments, of which $3.0 million is guaranteed and $2.0 million is contingent. The first $1.0 million of guaranteed fees was received at inception and the remaining $2.0 million will be received in $1.0 million installments in each of December 2010 and March 2011, which is reflected in receivables on the balance sheet at September 2010. We are also eligible to receive milestone payments upon the successful achievement of certain development and commercial milestones. Included in these milestones are two $1.0 million license fee payments that are contingent on certain events. We evaluated the nature of the events triggering these contingent payments and concluded that these events are substantive and that revenue will be recognized in the period in which the underlying triggering event occurs. In addition, we will receive tiered royalties on worldwide commercial sales, if any, of implants using our technologies.
* * *
In connection with the above response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
January 20, 2011

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-426-3565.

Sincerely,
/s/ Gil Van Bokkelen
Gil Van Bokkelen
Chief Executive Officer